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                                                                      EXHIBIT 12

Ratio of Earnings to Fixed Charges

The following table sets forth UBS AG's ratio of earnings to fixed charges, for the periods indicated.

                                                                                           SIX MONTHS
                                                       YEAR ENDED 31 DECEMBER           ENDED 30 JUNE
                                                 1997        1998        1999        1999        2000
-----------------------------------------------------------------------------------------------------
IAS(1)
Pre-tax earnings from continuing
  operations(2)..............................    (851)      3,560       7,709       4,980       5,519
Add: Fixed Charges...........................  17,273      32,958      30,246      13,800      20,061
                                               ------------------------------------------------------
PRE-TAX EARNINGS BEFORE FIXED CHARGES........  16,422      36,518      37,955      18,780      25,580
Fixed charges:
  Interest...................................  16,733      32,424      29,695      13,540      19,753
  Other(3)...................................     540         534         551         260         308
                                               ------------------------------------------------------
  TOTAL FIXED CHARGES........................  17,273      32,958      30,246      13,800      20,061
RATIO OF EARNINGS TO FIXED CHARGES(4)........    0.95        1.11        1.25        1.36        1.28
US GAAP(1)
Pre-tax earnings from continuing
  operations(1)..............................              (5,319)      4,216                   3,209
Add: Fixed charges:..........................              26,307      30,211                  20,046
                                                           ------------------                  ------
PRE-TAX EARNINGS BEFORE FIXED CHARGES........              20,988      34,427                  23,255
Fixed charges:
  Interest...................................              25,773      29,660                  19,738
  Other(3)...................................                 534         551                     308
                                                           ------------------                  ------
  TOTAL FIXED CHARGES........................              26,307      30,211                  20,046
RATIO OF EARNINGS TO FIXED CHARGES(5)........                0.80        1.14                    1.16

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1.  The ratio is provided using both IAS and US GAAP values, as the ratio is materially different between the two accounting standards. No US GAAP information is provided for 31 December 1997 and 30 June 1999 as a U.S. GAAP reconciliation was not required for those periods.

2. Pre-tax earnings from continuing operations includes the elimination of subsidiary, associate, and minority interest income and the addition of dividends received from associates.

3.  Other fixed charges is the interest component of rental expense.

4. The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1997 of CHF 851 million is due to restructuring charges of CHF 7,000 million charged in that period. Without that charge the ratio would have been 1.36.

5. The deficiency in the coverage of fixed charges by earnings before fixed charges at 31 December 1998 of CHF 5,319 million is due to restructuring charges of CHF 3,982 million under US GAAP, as well as CHF 1,706 million of pre-tax losses from significant financial events (gain on sale of BSI, provision for WWII litigation, and trading losses on LTCM and GED) charged for that period. Without those charges the ratio would have been 1.01.